FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

	By:	/s/ John Zhonghan Deng
	Name:	John Zhonghan Deng
	Title:	Chairman and Chief Executive Officer

Date: April 25, 2007

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Exhibit 99.1

Vimicro Announces Change of Independent Auditors and Postponement of Fourth Quarter and Fiscal Year 2006 Release

Beijing, China – April 24, 2007 – Vimicro International Corporation (Nasdaq: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced a change of its independent auditors from PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) to Ernst & Young Hua Ming (“E&Y”) for the fiscal year ended December 31, 2007. PwC previously audited the Company’s financial statements for each of the three years ended December 31, 2003, 2004 and 2005. PwC is currently auditing the Company’s financial statements for the fiscal year ended December 31, 2006.

On April 23, 2007, the Company’s Audit Committee authorized and approved:

•	the non-renewal of the engagement with PwC as the Company’s independent registered public accounting firm; and

•	the appointment of E&Y as Vimicro’s independent registered public accounting firm, beginning with the fiscal year ending December 31, 2007

On April 24, 2007, the Company and E&Y signed an engagement letter appointing E&Y as Vimicro’s independent registered public accounting firm beginning with the fiscal year ended December 31, 2007.

“The Board believes that this transition is necessary to enhance efficiency within the auditing process. Currently, we are working closely with PwC to finalize the Company’s fiscal 2006 financials and ensure a smooth transition to E&Y,” stated Donald Lucas, Director and Chairman of Vimicro’s Audit Committee. “We are confident that E&Y’s worldwide experience and talented, dedicated professionals will assist the company in the timely preparation and delivery of Vimicro’s future financial statements.”

As a result of the transition of independent auditors, the Company also announced that it would postpone the release of its financial results for the fourth quarter and fiscal year ended December 31, 2006, which was previously scheduled for April 26, 2007. The Company now expects this announcement and associated conference call to occur during the month of May. An announcement regarding the exact date and time of the release and conference call will be forthcoming.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ global market under the ticker symbol “VIMC.”

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking

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statements. Vimicro may also make written or oral forward- looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of April 24, 2007, and Vimicro undertakes no duty to update such information, except as required under applicable law.

For further information about Vimicro, please contact:

Investor Contact:

Shelton Group

Ryan Bright

972.239.5119 ext. 159

rbright@sheltongroup.com

Leanne Sievers

949.224.3874

lsievers@sheltongroup.com

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